Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Results Announcement of Barclays PLC relating to the nine month period ended 30 September 2014, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Table of Contents

Interim Management Statement	Page
Performance Highlights	4-5
Group Performance Review	6-8
Results by Business
— Personal and Corporate Banking	9
— Barclaycard	10
— Africa Banking	11
— Investment Bank	12-13
— Head Office	14
— Barclays Non-Core	15-16
Appendix I – Quarterly Results Summary	17-19
Appendix II – Performance Management
— Returns and Equity by Business	20-21
— Margins and Balances	22
Appendix III - Consolidated Summary Income Statement, Balance Sheet and Statement of Changes in Equity	23-25
Appendix IV - Capital	26-27
Appendix V - Leverage	28
Appendix VI - Credit Risk	29
Appendix VII - Other Information	30
Appendix VIII - Glossary	31

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months to 30 September 2014 to the corresponding nine months of 2013 and balance sheet analysis as at 30 September with comparatives relating to 30 June 2014. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively.

The comparatives have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our Form 6-K filed with the SEC dated 14 July 2014.

The information in this document, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2013, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. As management reviews the adjusting items described below at a Group level, segmental results are presented excluding these items in accordance with IFRS 8; “Operating Segments”. Statutory and adjusted performance is reconciled at a Group level only.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit before tax is the non-IFRS equivalent of profit before tax as it excludes the impact of own credit; provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress; gain on US Lehman acquisition assets; provision for ongoing regulatory investigations into Foreign Exchange; loss on announced sale of the Spanish business; and goodwill impairment. A reconciliation to IFRS is presented on page 4 for the Group;

– Adjusted profit after tax represents profit after tax excluding the post-tax impact of own credit; provisions for PPI and interest rate hedging redress; the gain on US Lehman acquisition assets; provision for ongoing regulatory investigations into Foreign Exchange; loss on announced sale of the Spanish business; and goodwill impairment. A reconciliation to IFRS is presented on page 4 for the Group;

– Adjusted attributable profit represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is attributable profit;

– Adjusted income and adjusted total income net of insurance claims represents total income net of insurance claims excluding the impact of own credit; and the gain on US Lehman acquisition assets. A reconciliation to IFRS is presented on page 17 for the Group;

– Adjusted net operating income represents net operating income excluding the impact of own credit; and gain on US Lehman acquisition assets. A reconciliation to IFRS is presented on page 17 for the Group;

– Adjusted total operating expenses represents operating expenses excluding the provisions for PPI and interest rate hedging redress; provision for ongoing regulatory investigations into Foreign Exchange; and goodwill impairment. A reconciliation to IFRS is presented on page 17 for the Group;

– Adjusted litigation and conduct represents litigation and conduct excluding the provisions for PPI and interest rate hedging redress; and the provision for ongoing regulatory investigations into Foreign Exchange. A reconciliation to IFRS is presented on page 17 for the Group;

– Adjusted cost: income ratio represents cost: income ratio excluding the impact of own credit; the provisions for PPI and interest rate hedging redress; gain on US Lehman acquisition assets; and provision for ongoing regulatory investigations into Foreign Exchange. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation to IFRS is presented on page 17 for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit (page 21) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders’ equity represents adjusted attributable profit (page 21) divided by adjusted average equity, excluding non-controlling interests. The comparable IFRS measure is return on average shareholder’s equity, which represents profit attributable to equity holders of the parent divided by average equity, excluding non-controlling interests;

– Adjusted return on average tangible shareholders’ equity represents adjusted attributable profit (page 21) divided by average adjusted tangible equity, excluding non-controlling interests. The comparable IFRS measure is return on average tangible shareholders’ equity, which represents profit after tax and non-controlling interests, divided by average tangible equity (page 21);

Barclays PLC	2

– Barclays Core results are non-IFRS measures because they represent the sum of five Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office. A reconciliation to is provided on pages 18 & 19;

– ‘Constant Currency Basis’ excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods. ZAR has been translated into GBP at prior-year average exchange rates to eliminate the impact of movement in exchange rates between the comparable periods;

– The USD variance on total income for the Investment Bank is a non-IFRS measure and is presented in order to aid comparison to US peer banks. This is calculated as the monthly spot rate conversion of GBP results;

– Liquidity Coverage Ratio (LCR) is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is a ratio that is not yet fully implemented in local regulations and, as such, represents a non-IFRS measure;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 26 for a reconciliation of this measure to CRD IV CET1 ratio;

– Estimated BCBS 270 leverage exposure makes certain adjustments to Total assets under IFRS in accordance with Barclays’ understanding of the latest requirements that are expected to be included in the revised CRD IV text and guidance from regulators. The “Estimated Leverage” table on page 28 shows a reconciliation of BCBS 270 leverage exposure to total assets under IFRS;

– Estimated BCBS 270 leverage ratio represents CRD IV Tier 1 capital divided by BCBS 270 leverage exposure. See the “Estimated Leverage” table on page 28 for a reconciliation of BCBS 270 leverage exposure to Total assets under IFRS;

– The CRD IV fully loaded CET1 and estimated BCBS 270 leverage ratios excluding the impact of the announced sale of the Spanish business are non-IFRS measures as these metrics exclude the impact of the risk weighted assets associated with the Spanish business.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which are available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Barclays PLC	3

Performance Highlights

Barclays Unaudited Results for the Nine Months Ended	Adjusted			Statutory
	30.09.14	30.09.13[1]		30.09.14	30.09.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	19,710	21,257	(7)	20,267	21,391	(5)
Credit impairment charges and other provisions	(1,595)	(2,353)	32	(1,595)	(2,353)	32
Net operating income	18,115	18,904	(4)	18,672	19,038	(2)
Operating expenses	(12,051)	(13,239)	9	(12,051)	(13,239)	9
Litigation and conduct	(309)	(164)	(88)	(1,719)	(2,164)	21
Operating expenses excluding costs to achieve Transform	(12,360)	(13,403)	8	(13,770)	(15,403)	11
Costs to achieve Transform	(826)	(741)	(11)	(826)	(741)	(11)
Total operating expenses	(13,186)	(14,144)	7	(14,596)	(16,144)	10
Loss on announced sale of the Spanish business[2]	-	-		(364)	-
Other net income/(expenses)	10	(43)		10	(43)
Profit before tax	4,939	4,717	5	3,722	2,851	31
Tax charge	(1,630)	(1,505)	(8)	(1,496)	(1,040)	(44)
Profit after tax	3,309	3,212	3	2,226	1,811	23
Non-controlling interests	(551)	(629)	12	(551)	(629)	12
Other equity interests[3]	(170)	-		(170)	-
Attributable profit	2,588	2,583	-	1,505	1,182	27

Performance Measures
Return on average tangible shareholders’ equity[3]	7.4%	7.7%		4.4%	3.6%
Return on average shareholders’ equity[3]	6.3%	6.6%		3.8%	3.1%
Cost: income ratio	67%	67%		72%	75%
Loan loss rate (bps)	43	64		43	64

Basic earnings per share[3]	16.1p	19.0p		9.4p	8.7p
Dividend per share	3.0p	3.0p		3.0p	3.0p

Balance Sheet and Leverage				30.09.14	30.06.14
Net tangible asset value per share				287p	279p
Net asset value per share				336p	327p
Estimated BCBS 270 leverage exposure				£1,324bn	£1,353bn

Capital Management				30.09.14	30.06.14
CRD IV fully loaded
Common equity tier 1 ratio				10.2%	9.9%
Common equity tier 1 capital				£42.0bn	£40.8bn
Tier 1 capital				£46.6bn	£45.4bn
Risk weighted assets				£413bn	£411bn
Estimated BCBS 270 leverage ratio				3.5%	3.4%

Funding and Liquidity				30.09.14	30.06.14
Group liquidity pool				£146bn	£134bn
Estimated CRD IV liquidity coverage ratio				115%	107%
Loan: deposit ratio[4]				90%	92%

Adjusted Profit Reconciliation Nine Months Ended				30.09.14	30.09.13
Adjusted profit before tax				4,939	4,717
Own credit				96	(125)
Provisions for PPI and interest rate hedging redress				(910)	(2,000)
Gain on US Lehman acquisition assets[1]				461	259
Provision for ongoing investigations into Foreign Exchange				(500)	-
Loss on announced sale of the Spanish business[2]				(364)	-
Statutory profit before tax				3,722	2,851

1

2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2

The loss on the announced sale of the Spanish business of £364m represents a £680m impairment of assets in the Spanish businesses agreed for sale subject to completion at or shortly after the end of the year, partially offset by a £316m gain on related hedging instruments. There are also accumulated currency translation reserve losses of approximately £100m, subject to movements in the EUR exchange rate, which will be recognised on completion.

3

The profit after tax attributable to other equity holders of £170m (2013: £nil) is offset by a tax credit recorded in reserves of £36m (2013: £nil). The net amount of £134m, along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders’ equity and return on average shareholders’ equity.

4	Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Barclays PLC	4

Performance Highlights

Barclays Core and Non-Core Results for the Nine Months Ended	Barclays Core			Barclays Non-Core
	30.09.14	30.09.13[1]		30.09.14	30.09.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	18,682	19,414	(4)	1,028	1,843	(44)
Credit impairment charges and other provisions	(1,429)	(1,629)	12	(166)	(724)	77
Net operating income	17,253	17,785	(3)	862	1,119	(23)
Operating expenses	(10,870)	(11,764)	8	(1,181)	(1,475)	20
Litigation and conduct	(194)	(104)	(87)	(115)	(60)	(92)
Costs to achieve Transform	(655)	(306)		(171)	(435)	61
Total operating expenses	(11,719)	(12,174)	4	(1,467)	(1,970)	26
Other net income/(expenses)	53	71	(25)	(43)	(114)	62
Profit/(loss) before tax	5,587	5,682	(2)	(648)	(965)	33
Tax charge	(1,774)	(1,666)	(6)	144	161	(11)
Profit/(loss) after tax	3,813	4,016	(5)	(504)	(804)	37
Non-controlling interests	(458)	(537)	15	(93)	(92)	(1)
Other equity interests	(129)	-		(41)	-
Attributable profit/(loss)	3,226	3,479	(7)	(638)	(896)	29

Performance Measures
Return on average tangible shareholders’ equity[2]	12.8%	16.9%		(5.4%)	(9.2%)
Average allocated tangible equity (£bn)	£34bn	£27bn		£14bn	£17bn
Return on average shareholders’ equity[2]	10.5%	13.3%		(4.2%)	(6.7%)
Average allocated equity (£bn)	£41bn	£35bn		£14bn	£17bn
Cost: income ratio	63%	63%		143%	107%
Basic earnings per share contribution	20.0p	25.6p		(3.9p)	(6.6p)

Capital Management	30.09.14	30.06.14		30.09.14	30.06.14
CRD IV fully loaded
Risk weighted assets	£332bn	£324bn		£81bn	£87bn

Income by Business	30.09.14	30.09.13[1]
	£m	£m	% Change
Personal and Corporate Banking (PCB)	6,597	6,557	1
Barclaycard	3,247	3,069	6
Africa Banking[3]	2,701	3,059	(12)
Investment Bank[1]	5,922	6,814	(13)
Head Office	215	(85)
Barclays Core	18,682	19,414	(4)
Barclays Non-Core	1,028	1,843	(44)
Barclays Group adjusted income	19,710	21,257	(7)
Barclays Group statutory income	20,267	21,391	(5)

Profit/(Loss) Before Tax by Business	30.09.14	30.09.13[1]
	£m	£m	% Change
Personal and Corporate Banking (PCB)	2,257	1,907	18
Barclaycard	1,126	927	21
Africa Banking[3]	756	846	(11)
Investment Bank[1]	1,342	2,156	(38)
Head Office	106	(154)
Barclays Core	5,587	5,682	(2)
Barclays Non-Core	(648)	(965)	33
Barclays Group adjusted profit before tax	4,939	4,717	5
Barclays Group statutory profit before tax	3,722	2,851	31

1

2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2

Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

3	Africa Banking income increased 8% and profit before tax increased 11% on a constant currency basis.

Barclays PLC	5

Group Performance Review

Income Statement

Group performance

—

Adjusted profit before tax increased 5% to £4,939m as improvements in Personal and Corporate Banking (PCB) and Barclaycard were partly offset by a reduction in the Investment Bank and adverse currency movements in Africa Banking

—

Statutory profit before tax was £3,722m (2013: £2,851m), also reflecting a gain on own credit of £96m (2013: loss of £125m), an additional £910m (2013: £2,000m) net provision for PPI and interest rate hedging redress, a gain on US Lehman acquisition assets of £461m (2013: £259m), a £500m provision for ongoing investigations into Foreign Exchange with certain regulatory authorities and a £364m loss on the announced sale of the Spanish business. We anticipate a modest increase in the impairment run rate in Q414, but our expectations are for 2014 full year impairment to be slightly below guidance provided at the 2014 Interim Results

—

Adjusted income decreased 7% to £19,710m whilst impairment reduced by 32% to £1,595m, resulting in a 4% decrease in adjusted net operating income to £18,115m. Statutory income decreased 5% to £20,267m resulting in a 2% decrease in statutory net operating income to £18,672m

—

Adjusted total operating expenses were down 7% to £13,186m, with a reduction in headcount of 7,800 since September 2013, as a result of restructuring savings associated with Transform initiatives, and currency movements. This included costs to achieve Transform of £826m (2013: £741m) and adjusted litigation and conduct charges of £309m (2013: £164m). Costs to achieve Transform are expected to be £1.3bn for 2014 full year, £700m in 2015 and £200m in 2016

—	Statutory operating expenses decreased by 10% to £14,596m reflecting a lower provision for PPI and interest rate hedging redress of £910m (2013: £2,000m)

—	The effective tax rate on adjusted profit before tax increased to 33.0% (2013: 31.9%) and the effective tax rate on statutory profit before tax increased to 40.2% (2013: 36.5%)

—

Adjusted Group attributable profit was £2,588m (2013: £2,583m), resulting in an adjusted Group return on average shareholders’ equity of 6.3% (2013: 6.6%). Statutory Group attributable profit was £1,505m (2013: £1,182m) resulting in a statutory Group return on average shareholders’ equity of 3.8% (2013: 3.1%)

Core performance

—	Profit before tax remained broadly in line at £5,587m (2013: £5,682m), as a 38% reduction in the Investment Bank was largely offset by improved performance across the majority of the Core business

—

Income decreased 4% to £18,682m, reflecting a reduction in the Investment Bank and a reduction in Africa Banking, due to currency movements, partially offset by growth in Barclaycard and PCB. Investment Bank income was down 13% year to date to £5,922m and down 10% to £1,665m in Q314 relative to Q313 due to lower Investment Banking fees and lower client volumes in Credit and Equities

–

Net interest income of PCB, Barclaycard and Africa Banking increased 4% to £8,513m driven by strong savings income growth in PCB and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements

—	Credit impairment charges improved 12% to £1,429m, reflecting lower impairments across most of the businesses, particularly PCB, due to the improving UK economic environment

—

Total operating expenses decreased 4% to £11,719m, reflecting improvements across most of the businesses as a result of savings associated with Transform initiatives partially offset by higher costs to achieve Transform charges of £655m (2013: £306m) and higher litigation and conduct charges of £194m (2013: £104m)

—	Attributable profit decreased to £3,226m (2013: £3,479m) and the Core return on equity decreased to 10.5% (2013: 13.3%), principally as a result of the increased shareholders’ equity

Non-Core performance

—	Loss before tax reduced 33% to £648m, reflecting:

–	Lower income of £1,028m (2013: £1,843m) following assets and securities run down, and business disposals, partially offset by a £119m gain on sale of the UAE retail banking portfolio

–	An improvement in impairment of £558m to £166m

–

A 26% reduction in total operating expenses to £1,467m due to benefits from Transform cost programmes, including lower non-retail headcount and the effects of the previously announced European retail restructuring, in addition to reduced costs to achieve Transform

—	Non-Core return on equity dilution improved to 4.2% (2013: 6.7%)

Barclays PLC	6

Group Performance Review

Balance Sheet and Leverage

Balance sheet

—	Total assets as at 30 September 2014 increased 4% from 30 June 2014 to £1,365bn

–

Derivative assets increased £49bn to £383bn, consistent with the movement in derivative liabilities, which increased £53bn to £379bn, due to an increase in foreign exchange derivatives of £36bn, following volatility in the USD market, and an increase in interest rate derivatives of £14bn due to a reduction in the major interest rate forward curves

–	Reverse repurchase agreements and other similar secured lending decreased £14bn to £158bn primarily driven by lower matched book trading due to balance sheet deleveraging

—

Total loans and advances remained broadly stable at £483bn (June 2014: £486bn) primarily due to a £14bn reclassification of loans to other assets relating to the Spanish business which are now held for sale, partially offset by a £13bn increase in settlement and cash collateral balances, and £2bn growth in Barclaycard

—

Customer accounts decreased to £442bn (June 2014: £444bn) as a result of the reclassification of £8bn in relation to the Spanish business to other liabilities, partially offset by £5bn higher settlement balances

—

Total shareholders’ equity including non-controlling interests was £67bn (June 2014: £65bn). Excluding non-controlling interests, shareholders’ equity increased to £60bn (June 2014: £58bn), reflecting a £0.8bn increase in the translation reserve as GBP weakened against USD and an increase in retained earnings of £0.5bn

—	Net asset value per share increased to 336p (June 2014: 327p) and net tangible asset value per share was 287p (June 2014: 279p)

Leverage exposure

—

The estimated Basel Committee on Banking Supervision (BCBS) 270 leverage exposure decreased to £1,324bn (June 2014: £1,353bn) primarily driven by a reduction in reverse repurchase agreements and derivative exposures

Capital Management

—

The fully loaded CRD IV CET1 ratio increased to 10.2% (June 2014: 9.9%) primarily due to an increase in the fully loaded CRD IV CET1 capital of £1.3bn to £42.0bn. Excluding the loss on the announced sale of the Spanish business, profits in the period generated £0.8bn of CET1 capital. RWAs remained broadly stable at £413bn (June 2014: £411bn), with growth across Core businesses, partially offset by a decrease in Non-Core. Subject to completion, the announced Spanish business sale would result in an increase in the CRD IV fully loaded CET1 ratio to 10.4% as at 30 September 2014[1]

—

The estimated BCBS 270 leverage ratio increased to 3.5% (June 2014: 3.4%), reflecting the reduction in the estimated BCBS 270 leverage exposure of £29bn to £1,324bn and an increase in Tier 1 capital of £1.2bn to £46.6bn. Subject to completion, the announced sale of the Spanish businesses is expected to increase the estimated BCBS 270 leverage ratio by 2bps[1]

1	The CET1 ratio of 10.4% and the increase of 2bps to the estimated BCBS 270 leverage ratio are reflective of a reduction in RWAs of £8bn. This is an estimate as announced on 1 Sept 2014, subject to valuation upon completion of the sale.

Barclays PLC	7

Group Performance Review

Funding and Liquidity

—

The Group strengthened its liquidity position further during the quarter, building a larger surplus to its Liquidity Risk Appetite. This resulted in an increase in the Group liquidity pool to £146bn (June 2014: £134bn). The estimated CRD IV Liquidity Coverage Ratio (LCR) increased to 115% (June 2014: 107%), equivalent to a surplus of £20bn (June 2014: £9bn)

—

The Group funding profile remained stable and well diversified. Wholesale funding outstanding (excluding repurchase agreements) was £178bn (June 2014: £179bn). The Group issued £4bn of term funding net of early redemptions during the quarter taking total net issuance in 2014 to £14bn, excluding the £6bn participation in the Bank of England’s Funding for Lending Scheme. Barclays has £4bn of term funding maturing in the remainder of 2014 and £23bn in 2015

Other Matters

—

A £500m provision has been recognised relating to ongoing investigations into Foreign Exchange with certain regulatory authorities disclosed in the Legal, Competition and Regulatory Matters note in the Form 6-K filed with the SEC dated 30 July 2014

—

A gain of £461m has been recognised reflecting greater certainty around the recoverability of assets not yet received from the 2008 US Lehman acquisition. This gain follows a favourable ruling during the quarter from the US Court of Appeals for the Second Circuit

—

As at 30 September 2014 the provision for PPI redress was £1.2bn (June 2014: £1.3bn) following Q314 utilisation of £291m and the recognition of an additional amount of £170m based on an updated estimate of future redress and associated costs. The remaining provision reflects Barclays’ best current estimate of future costs

—

As at 30 September 2014 the provision for interest rate hedging product redress was £295m (June 2014: £648m) after Q314 utilisation of £193m and a provision release of £160m. The release has been recognised as the review is now substantially complete with redress outcomes communicated to 99% of customers covered by the redress exercise

Dividends

—	A third interim dividend of 1.0p will be paid on 12 December 2014

Outlook

—	2014 continues to be a transition year as we invest in the business and focus on balance sheet optimisation and cost reduction, while addressing ongoing regulatory and litigation issues

Barclays PLC	8

Results by Business

Personal and Corporate Banking

Income Statement Information	Nine Months Ended	Nine Months Ended
	30.09.14 £m	30.09.13 £m	% Change
Total income	6,597	6,557	1
Credit impairment charges and other provisions	(359)	(451)	21
Net operating income	6,238	6,106	2

Operating expenses	(3,786)	(4,072)	7
Costs to achieve Transform	(205)	(165)	(24)
Total operating expenses	(3,991)	(4,237)	6

Other net income	10	38	(74)
Profit before tax	2,257	1,907	18
Attributable profit	1,617	1,399	16

Balance Sheet Information	As at 30.09.14 £bn	As at 30.06.14 £bn
Loans and advances to customers at amortised cost	215.7	216.7
Total assets	275.7	268.1
Customer deposits	295.9	298.3
Risk weighted assets	120.0	117.9

Performance Measures	30.09.14	30.09.13
Return on average tangible equity	16.7%	14.1%
Average allocated tangible equity (£bn)	13.0	13.2
Return on average equity	12.5%	10.8%
Average allocated equity (£bn)	17.3	17.3
Cost: income ratio	60%	65%
Loan loss rate (bps)	22	28

2014 compared to 2013

—	Total income increased 1% to £6,597m driven by improved savings margins and mortgage income growth, partially offset by lower fee income

–	Net interest margin improved by 8bps to 2.99% driven primarily by savings in personal banking partially offset by lower corporate banking lending margins

—	Credit impairment charges improved 21% to £359m due to the improving economic environment in the UK. Corporate banking benefitted from higher levels of provision releases and recoveries in the UK

—

Total operating expenses reduced 6% to £3,991m reflecting benefits from Transform programmes, including headcount reductions, partially offset by increased costs to achieve Transform of £205m (2013: £165m)

—	Profit before tax increased 18% to £2,257m

Q314 compared to Q214

—

Profit before tax remained stable at £789m (Q214: £780m) with higher income in personal banking and reduced operating expenses, due to benefits from Transform programmes, offset by higher costs to achieve Transform of £90m (Q214: £58m)

—	Loans and advances to customers reduced £1.0bn to £215.7bn due to lower working capital requirements from corporate banking customers, partially offset by mortgage growth

—	Total assets increased 3% to £275.7bn due to an increase in liquidity pool assets, partially offset by the net decrease in loans and advances to customers

—	Customer deposits reduced £2.4bn to £295.9bn due to reduced corporate banking client deposit balances in the UK, partially offset by inflows in current accounts

—	RWAs increased £2.1bn to £120.0bn primarily driven by increases in mortgage balances and corporate banking undrawn commitments

Barclays PLC	9

Results by Business

Barclaycard

	Nine Months Ended	Nine Months Ended
Income Statement Information	30.09.14 £m	30.09.13 £m	% Change
Total income	3,247	3,069	6
Credit impairment charges and other provisions	(821)	(830)	1
Net operating income	2,426	2,239	8

Operating expenses	(1,271)	(1,329)	4
Costs to achieve Transform	(68)	(11)
Total operating expenses	(1,339)	(1,340)	-

Other net income	39	28	39
Profit before tax	1,126	927	21
Attributable profit	801	653	23

Balance Sheet Information	As at 30.09.14 £bn	As at 30.06.14 £bn
Loans and advances to customers at amortised cost	34.8	33.2
Total assets	38.9	36.2
Customer deposits	6.5	5.9
Risk weighted assets	38.6	37.7

Performance Measures	30.09.14	30.09.13
Return on average tangible equity	23.0%	21.2%
Average allocated tangible equity (£bn)	4.7	4.1
Return on average equity	18.5%	16.5%
Average allocated equity (£bn)	5.8	5.3
Cost: income ratio	41%	44%
Loan loss rate (bps)	301	347

2014 compared to 2013

—	Total income increased 6% to £3,247m reflecting continued net lending growth across all geographies and lower funding costs, partially offset by depreciation of USD against GBP

–	Net interest margin remained broadly stable at 8.98% (2013: 9.04%) as the impact of promotional offers and a change in product mix was offset by lower funding costs

—

Credit impairment charges remained in line at £821m (2013: £830m) despite volume growth. Favourable performance, as reflected by falling 30 day delinquency rates in the UK and US consumer cards businesses, resulted in loan loss rates reducing by 46bps to 301bps

—	Total operating expenses remained flat at £1,339m (2013: £1,340m). The impact of volume growth and higher costs to achieve Transform was offset by depreciation of USD against GBP and VAT refunds

—	Profit before tax increased 21% to £1,126m

Q314 compared to Q214

—	Profit before tax reduced 9% to £362m driven by higher operating expenses due to the non-recurrence of a VAT refund in the prior quarter and higher costs to achieve Transform

—	Total loans and advances to customers increased 5% to £34.8bn reflecting growth across all geographies

—	Total assets increased 7% to £38.9bn due to the increase in loans and advances to customers and an increase in liquidity pool assets

—	Customer deposits increased 10% to £6.5bn driven by funding initiatives in the US

—	RWAs increased £0.9bn to £38.6bn primarily driven by growth in loans and advances to customers

Barclays PLC	10

Results by Business

Africa Banking

				Constant Currency[1]
	Nine Months Ended	Nine Months Ended		Nine Months Ended	Nine Months Ended
Income Statement Information	30.09.14	30.09.13		30.09.14	30.09.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	2,701	3,059	(12)	3,297	3,059	8
Credit impairment charges and other provisions	(270)	(375)	28	(332)	(375)	11
Net operating income	2,431	2,684	(9)	2,965	2,684	10

Operating expenses	(1,655)	(1,835)	10	(2,004)	(1,835)	(9)
Costs to achieve Transform	(28)	(11)		(34)	(11)
Total operating expenses	(1,683)	(1,846)	9	(2,038)	(1,846)	(10)

Other net income	8	8	-	9	8	13
Profit before tax	756	846	(11)	936	846	11
Attributable profit	272	325	(16)	368	325	13

Balance Sheet Information	As at 30.09.14 £bn	As at 30.06.14 £bn		As at 30.09.14 £bn	As at 30.06.14 £bn
Loans and advances to customers at amortised cost	34.5	33.8		34.8	33.8
Total assets	54.6	52.4		55.2	52.4
Customer deposits	33.4	33.2		33.6	33.2
Risk weighted assets	37.9	36.5

Performance Measures	30.09.14	30.09.13
Return on average tangible equity	13.2%	13.3%
Average tangible equity (£bn)	2.7	3.3
Return on average equity	9.6%	9.6%
Average equity (£bn)	3.8	4.5
Cost: income ratio	62%	60%
Loan loss rate (bps)	97	130

2014 compared to 2013

—	Based on average rates, the ZAR depreciated against GBP by 22% in 2014. The deterioration was a significant contributor to the movement in the reported results of Africa Banking

—

Total income declined 12% to £2,701m. On a constant currency basis, total income increased 8% reflecting higher net interest income, with continued strong Corporate and Investment Banking (CIB) asset growth and the net interest margin increasing to 5.96% (2013: 5.78%). Non-interest income increased reflecting growth in Retail and Business Banking (RBB)

—

Credit impairment charges decreased 28% to £270m. On a constant currency basis, credit impairment charges reduced 11% driven by improvements in the South Africa mortgages portfolio, partially offset by increased provisions in the Card portfolio. The loan loss rate improved from 130bps to 97bps

—

Total operating expenses decreased 9% to £1,683m. On a constant currency basis, operating expenses increased 10% largely reflecting inflationary increases, higher staff and marketing costs, increased investment spend on key initiatives and higher costs to achieve Transform

—	Profit before tax decreased 11% to £756m. On a constant currency basis, profit before tax increased 11%

Q314 compared to Q214

—	The closing and average ZAR rates against GBP remained broadly stable to Q214

—	Profit before tax increased to £272m (Q214: £244m) primarily reflecting improved income and lower impairment in RBB

—	Loans and advances to customers increased 2% to £34.5bn primarily reflecting growth in CIB

—	Total assets increased 4% to £54.6bn due to the increase in loans and advances to customers and an increase in CIB trading assets

—	Customer deposits increased 1% to £33.4bn mainly reflecting continued growth in deposits in RBB

—	RWAs increased £1.4bn to £37.9bn primarily reflecting loans and advances growth

1	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the nine months ended 30 September 2013 for the income statement and the 30 June 2014 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.

Barclays PLC	11

Results by Business

Investment Bank

	Nine Months Ended	Nine Months Ended[1]
Income Statement Information	30.09.14	30.09.13
	£m	£m	% Change
Investment Banking fees	1,584	1,589	-
Lending	306	257	19
Banking	1,890	1,846	2
Credit[2]	871	1,026	(15)
Equities	1,615	1,876	(14)
Macro[2]	1,526	2,086	(27)
Markets	4,012	4,988	(20)
Banking & Markets	5,902	6,834	(14)
Other[1]	20	(20)
Total income	5,922	6,814	(13)
Credit impairment releases and other provisions	21	28	(25)
Net operating income	5,943	6,842	(13)

Operating expenses	(4,249)	(4,566)	7
Costs to achieve Transform	(352)	(120)
Total operating expenses	(4,601)	(4,686)	2

Profit before tax	1,342	2,156	(38)
Attributable profit	547	1,381	(60)

Balance Sheet Information	As at 30.09.14 £bn	As at 30.06.14[1] £bn
Loans and advances to banks and customers at amortised cost	123.1	117.2
Trading portfolio assets	98.8	101.2
Derivative financial instrument assets	131.4	104.2
Reverse repurchase agreements and other similar secured lending	82.8	83.0
Total assets[1]	488.4	446.2
Risk weighted assets[1]	127.9	123.9

Performance Measures	30.09.14	30.09.13[1]
Return on average tangible equity	5.1%	11.8%
Average allocated tangible equity (£bn)	14.6	15.6
Return on average equity	4.9%	11.4%
Average allocated equity (£bn)	15.3	16.2
Cost: income ratio	78%	69%

2014 compared to 2013

—	Total income decreased 13% to £5,922m or 6% if reported in USD[3]

–

Banking income increased 2% to £1,890m. Within Banking, Investment Banking fee income is in line with prior year at £1,584m (2013: £1,589m) driven by increased financial advisory and equity underwriting fees, offset by lower debt underwriting fee income. Lending income increased 19% to £306m driven by lower risk management losses and higher net interest and fee income

–	Markets income decreased 20% to £4,012m

—	Credit decreased 15% to £871m driven by lower income in high yield and high grade products, predominantly in the US

—	Equities decreased 14% to £1,615m due to declines in US cash equities and global equity derivatives, reflecting lower client volumes partially offset by higher income in equity financing

—	Macro decreased 27% to £1,526m reflecting subdued client activity in rates and lower volatility in H114 currency markets

—	Net credit impairment release of £21m (2013: £28m) arose from a number of single name exposures

—

Total operating expenses decreased 2% to £4,601m including a reduction due to foreign currency movements, partially offset by increased costs to achieve Transform of £352m (2013: £120m) and litigation and conduct charges. Excluding these items, operating expenses decreased 3%, reflecting lower compensation costs and benefits from Transform programmes, including business restructuring and operational streamlining

—	Profit before tax decreased 38% to £1,342m

1	2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. In addition, June 2014 US Lehman acquisition assets and RWAs of £1.6bn have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.
2	Macro represents Rates, Currencies and Commodities income. Credit represents Credit, Securitised Products and Municipals income.
3	USD variance representing monthly spot rate conversion of GBP results has been included to aid comparison to US peer banks.

Barclays PLC	12

Results by Business

Q314 compared to Q313

—	Total income decreased 10% to £1,665m or 5% if reported in USD

–

Banking income decreased 4% to £547m. Within Banking, Investment Banking fee income decreased 22% to £410m driven by decreased financial advisory and debt underwriting fee income. Equity underwriting fee income remained broadly in line. Lending income increased to £137m (Q313: £42m) driven by lower risk management losses in the prior year

–	Markets income decreased 13% to £1,120m

—	Credit decreased 17% to £255m driven by declines in high yield and high grade products in the US

—	Equities decreased 25% to £395m due to declines in US cash equities and global equity derivatives, partially offset by higher income in equity financing

—	Macro increased 3% to £470m reflecting stronger performance in currencies due to higher volatility, partially offset by decreased client activity in rates

—	Total operating expenses remained in line at £1,376m (Q313: £1,376m) due to savings from Transform programmes and favourable currency movements, offset by higher costs to achieve Transform

—	Profit before tax decreased to £284m (Q313: £465m)

Q314 compared to Q214

—	Total income decreased 23% to £1,665m

–

Banking income decreased 25% to £547m. Within Banking, Investment Banking fee income decreased 38% to £410m driven by decreased equity and debt underwriting, and financial advisory fee income. Lending income increased to £137m (Q214: £66m) driven by lower risk management losses in the prior quarter

–	Markets income decreased 20% to £1,120m

—	Credit decreased 6% to £255m driven by declines across high yield and high grade products in the US

—	Equities decreased 37% to £395m due to declines in cash equities and equity derivatives

—	Macro decreased 7% to £470m as decreased client activity in rates was partially offset by stronger performance in currencies due to higher volatility

—	Total operating expenses decreased 14% to £1,376m due to lower litigation and conduct charges, savings from Transform programmes and lower costs to achieve Transform

—	Profit before tax decreased to £284m (Q214: £567m)

—	Loans and advances to banks and customers increased 5% to £123.1bn due to increased settlement balances

—	Derivative financial instrument assets increased 26% to £131.4bn driven by decreases in major interest rate forward curves and strengthening of USD against GBP

—	Reverse repurchase agreements and other similar secured lending were in line at £82.8bn (June 2014: £83.0bn)

—

Total assets increased 9% to £488.4bn due to movements in derivatives financial instrument assets, loans and advances to banks and customers and an increase in allocation of the Group liquidity pool assets

—	RWAs increased £4.0bn to £127.9bn primarily driven by an increase in loans and advances to customers and the downgrade of Russian counterparties

Barclays PLC	13

Results by Business

Head Office

	Nine Months Ended	Nine Months Ended
Income Statement Information	30.09.14	30.09.13
	£m	£m
Net operating income/(expense)	215	(85)

Operating expenses	(104)	(65)
Costs to achieve Transform	(2)	-
Total operating expenses	(106)	(65)

Other net expense	(3)	(4)
Profit/(loss) before tax	106	(154)
Attributable loss	(11)	(279)

Balance Sheet Information	As at 30.09.14 £bn	As at 30.06.14[1] £bn
Total assets[1]	41.5	43.3
Risk weighted assets[1]	7.5	7.6

2014 compared to 2013

—

Net operating income increased to £215m (2013: expense of £85m) predominately due to the residual income from treasury operations and a net gain of £69m from foreign exchange recycling arising from the restructure of group subsidiaries

—

Total operating expenses increased £41m to £106m, mainly due to litigation and conduct charges, partially offset by the non-recurrence of costs associated with the Salz Review and establishment of the Transform programme in the prior year

—	Profit before tax of £107m moved from a loss of £154m in 2013

Q314 compared to Q214

—	Profit before tax increased to £40m (Q214: £6m) driven by lower operating expenses, mainly due to litigation and conduct charges in the prior quarter

—	Total assets remained broadly stable at £41.5bn (June 2014: £43.3bn)

—	RWAs remained in line at £7.5bn (June 2014: £7.6bn), with an increase relating to the US Lehman acquisition assets offset by a reduction due to a greater proportion of high quality sovereign assets

1	June 2014 US Lehman acquisition assets and RWAs of £1.6bn have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

Barclays PLC	14

Results by Business

Barclays Non-Core

	Nine Months Ended	Nine Months Ended
Income Statement Information	30.09.14	30.09.13
	£m	£m	% Change
Businesses	876	1,175	(25)
Securities and Loans	251	604	(58)
Derivatives	(99)	64
Total income	1,028	1,843	(44)
Credit impairment charges and other provisions	(166)	(724)	77
Net operating income	862	1,119	(23)

Operating expenses	(1,296)	(1,535)	16
Costs to achieve Transform	(171)	(435)	61
Total operating expenses	(1,467)	(1,970)	26

Other net expense	(43)	(114)	62
Loss before tax	(648)	(965)	33
Attributable loss	(638)	(896)	29

Balance Sheet Information	As at 30.09.14 £bn	As at 30.06.14 £bn
Loans and advances to banks and customers at amortised cost	64.5	75.5
Loans and advances to customers at fair value	18.1	17.0
Trading portfolio assets	19.2	22.9
Derivative financial instrument assets	249.6	227.0
Reverse repurchase agreements and other similar secured lending	73.9	86.8
Total assets	466.5	468.6
Customer deposits	22.2	28.6
Risk weighted assets	81.0	87.5

Performance Measures	30.09.14	30.09.13
Return on average tangible equity impact[1]	(5.4%)	(9.2%)
Average allocated tangible equity (£bn)	13.6	17.1
Return on average equity impact[1]	(4.2%)	(6.7%)
Average allocated equity (£bn)	13.8	17.4
Cost: income ratio	143%	107%

2014 compared to 2013

—	Total income reduced 44% to £1,028m

–

Businesses income reduced 25% to £876m primarily driven by reduced investment banking activity, as assets are run down, adverse foreign currency movements and rationalisation of product offerings within the European retail business

–

Securities and Loans income decreased 58% to £251m primarily driven by the active rundown of securities, fair value adjustments on wholesale loan portfolios and non-recurrence of prior year favourable market movements on certain securitised products, partially offset by a £119m gain on the sale of the UAE retail banking portfolio

–	Derivative income reduced £163m to an expense of £99m reflecting the funding costs of the pre-CRD IV rates portfolio, hedging activities and the non-recurrence of fair value gains in the prior year

–	As run down activity progresses, 2015 income is expected to reduce significantly from current levels

—

Credit impairment charges improved 77% to £166m driven by the non-recurrence of a single name exposure, lower charges on the wholesale portfolio, including actions to reduce exposure to the Spanish property and construction sectors, and improved underlying performance in Europe

—

Total operating expenses improved 26% to £1,467m reflecting a 16% reduction in operating expenses due to benefits from Transform programmes, including non-retail headcount reductions and results of the previously announced European retail restructuring. In addition, costs to achieve Transform were 61% lower

—	Loss before tax reduced 33% to £648m

1	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Barclays PLC	15

Results by Business

Q314 compared to Q214

—	Total income increased 30% to £370m

–	Businesses income increased 34% to £328m primarily driven by fair value gains and sale proceeds as part of the exit strategy

–

Securities and Loans income increased to £103m (Q214: £48m), driven by income from commodities and foreign exchange trading, and a £119m gain on the sale of the UAE retail banking portfolio, partially offset by fair value adjustments on wholesale loan portfolios

–	Derivative income reduced £53m to an expense of £61m due to a decline in trading income leaving a residual funding cost

—	Credit impairment charges improved 79% to £17m driven by debt sales and provision releases within non-retail businesses

—

Total operating expenses increased 14% to £533m due to increased costs to achieve Transform of £130m (Q214: £17m), partially offset by 11% lower operating expenses due to benefits from the run down of non-retail businesses and from Transform programmes

—	Loss before tax reduced 53% to £157m

—	Loans and advances to banks and customers decreased 15% to £64.5bn due to a £14.0bn reclassification of loans relating to the Spanish business which are now held for sale

—

Total assets remained broadly stable at £466.5bn (June 2014: £468.6bn) with reduced reverse repurchase agreements and trading portfolio assets offset by an increase in derivative financial instrument assets

—	RWAs reduced £6.5bn to £81.0bn mainly driven by securities disposals and disposals of businesses, including the UAE retail banking portfolio

Barclays PLC	16

Appendix I – Quarterly Results Summary

Barclays Results by Quarter[1]	Q314	Q214	Q114	Q413	Q313	Q213	Q113	Q412
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	6,883	6,615	6,769	6,544	6,234	7,674	7,483	6,307
Credit impairment charges and other provisions	(509)	(538)	(548)	(718)	(722)	(925)	(706)	(825)
Net operating income	6,374	6,077	6,221	5,826	5,512	6,749	6,777	5,482
Operating expenses	(4,487)	(5,088)	(4,195)	(4,856)	(4,262)	(6,359)	(4,782)	(5,345)
Costs to achieve Transform	(332)	(254)	(240)	(468)	(101)	(126)	(514)	-
UK bank levy	-	-	-	(504)	-	-	-	(345)
Total operating expenses	(4,819)	(5,342)	(4,435)	(5,828)	(4,363)	(6,485)	(5,296)	(5,690)
Other net (expense)/income	(334)	(46)	26	19	25	(122)	54	43
Statutory profit/(loss) before tax	1,221	689	1,812	17	1,174	142	1,535	(165)
Statutory profit/(loss) after tax	620	391	1,215	(514)	728	39	1,044	(364)

Attributable to:
Ordinary equity holders of the parent	379	161	965	(642)	511	(168)	839	(589)
Other equity holders	80	41	49	-	-	-	-	-
Non-controlling interests	161	189	201	128	217	207	205	225

Adjusted basis
Total income net of insurance claims	6,378	6,682	6,650	6,639	6,445	7,078	7,734	6,867
Credit impairment charges and other provisions	(509)	(538)	(548)	(718)	(722)	(925)	(706)	(825)
Net operating income	5,869	6,144	6,102	5,921	5,723	6,153	7,028	6,042
Operating expenses	(3,977)	(4,188)	(4,195)	(4,777)	(4,262)	(4,359)	(4,782)	(4,345)
Costs to achieve Transform	(332)	(254)	(240)	(468)	(101)	(126)	(514)	-
UK bank levy	-	-	-	(504)	-	-	-	(345)
Total operating expenses	(4,309)	(4,442)	(4,435)	(5,749)	(4,363)	(4,485)	(5,296)	(4,690)
Other net income/(expense)	30	(46)	26	19	25	(122)	54	43
Adjusted profit before tax	1,590	1,656	1,693	191	1,385	1,546	1,786	1,395

Adjusting items
Own credit[1]	(44)	67	(119)	95	211	(337)	251	560
Provisions for PPI and interest rate hedging redress[2]	10	900	-	-	-	2,000	-	1,000
Goodwill impairment[2]	-	-	-	79	-	-	-	-
Gain on US Lehman acquisition assets[1]	(461)	-	-	-	-	(259)	-	-
Provision for ongoing investigations into Foreign Exchange[2]	500	-	-	-	-	-	-	-
Loss on announced sale of the Spanish business[3]	364	-	-	-	-	-	-	-

Adjusted basic earnings/(loss) per share	5.2p	5.4p	5.5p	(2.8p)	5.4p	7.7p	7.5p	6.7p
Adjusted cost: income ratio	68%	66%	67%	87%	68%	63%	68%	68%
Basic earnings/(loss) per share	2.4p	1.0p	6.0p	(4.5p)	3.8p	(1.2p)	6.3p	(4.5p)
Cost: income ratio	70%	82%	66%	89%	70%	85%	71%	90%

1	Adjusting item recorded in total income net of insurance claims.
2	Adjusting item recorded in operating expenses.
3	Adjusting item recorded in other net (expense)/income.

Barclays PLC	17

Appendix I – Quarterly Results Summary

Barclays Core[1]	Q314 £m	Q214 £m	Q114 £m	Q413 £m	Q313 £m	Q213 £m	Q113 £m	Q412 £m
Total income net of insurance claims	6,008	6,397	6,277	6,189	6,076	6,514	6,824	6,115
Credit impairment charges and other provisions	(492)	(456)	(481)	(542)	(554)	(558)	(517)	(600)
Net operating income	5,516	5,941	5,796	5,647	5,522	5,956	6,307	5,515
Operating expenses	(3,573)	(3,738)	(3,753)	(4,114)	(3,776)	(3,853)	(4,239)	(3,844)
Costs to achieve Transform	(202)	(237)	(216)	(365)	(84)	(64)	(158)	-
UK bank levy	-	-	-	(395)	-	-	-	(263)
Total operating expenses	(3,775)	(3,975)	(3,969)	(4,874)	(3,860)	(3,917)	(4,397)	(4,107)
Other net income	6	27	20	15	15	13	43	21
Profit before tax	1,747	1,993	1,847	788	1,677	2,052	1,953	1,429

Barclays Non-Core
Total income net of insurance claims	370	285	373	450	368	564	911	752
Credit impairment charges and other provisions	(17)	(82)	(67)	(176)	(168)	(367)	(189)	(226)
Net operating income	353	203	306	274	200	197	722	526
Operating expenses	(403)	(451)	(442)	(664)	(485)	(507)	(542)	(500)
Costs to achieve Transform	(130)	(17)	(24)	(103)	(17)	(62)	(356)	-
UK bank levy	-	-	-	(109)	-	-	-	(82)
Total operating expenses	(533)	(468)	(466)	(876)	(502)	(569)	(898)	(582)
Other net income/(expense)	23	(72)	6	4	10	(135)	11	21
Loss before tax	(157)	(337)	(154)	(598)	(292)	(507)	(165)	(35)

1	2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. Barclays Core represents the sum of five Operating Segments results outlined on page 19, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office.

Barclays PLC	18

Appendix I – Quarterly Results Summary

Personal and Corporate Banking	Q314 £m	Q214 £m	Q114 £m	Q413 £m	Q313 £m	Q213 £m	Q113 £m	Q412 £m
Total income	2,236	2,188	2,173	2,166	2,252	2,192	2,113	2,153
Credit impairment charges and other provisions	(129)	(95)	(135)	(169)	(153)	(165)	(134)	(191)
Net operating income	2,107	2,093	2,038	1,997	2,099	2,027	1,979	1,962
Operating expenses	(1,232)	(1,256)	(1,298)	(1,388)	(1,318)	(1,378)	(1,376)	(1,337)
Costs to achieve Transform	(90)	(58)	(57)	(219)	(73)	(55)	(37)	-
UK bank levy	-	-	-	(66)	-	-	-	(49)
Total operating expenses	(1,322)	(1,314)	(1,355)	(1,673)	(1,391)	(1,433)	(1,413)	(1,386)
Other net income	4	1	5	3	1	7	30	3
Profit before tax	789	780	688	327	709	601	596	579

Barclaycard
Total income	1,123	1,082	1,042	1,034	1,050	1,030	989	987
Credit impairment charges and other provisions	(284)	(268)	(269)	(266)	(290)	(272)	(268)	(265)
Net operating income	839	814	773	768	760	758	721	722
Operating expenses	(449)	(420)	(402)	(457)	(455)	(424)	(450)	(472)
Costs to achieve Transform	(32)	(23)	(13)	(38)	(6)	(5)	-	-
UK bank levy	-	-	-	(22)	-	-	-	(15)
Total operating expenses	(481)	(443)	(415)	(517)	(461)	(429)	(450)	(487)
Other net income	4	25	10	5	12	7	9	5
Profit before tax	362	396	368	256	311	336	280	240

Africa Banking
Total income net of insurance claims	928	895	878	980	1,004	1,016	1,039	1,064
Credit impairment charges and other provisions	(74)	(100)	(96)	(104)	(101)	(131)	(143)	(164)
Net operating income	854	795	782	876	903	885	896	900
Operating expenses	(573)	(545)	(537)	(616)	(605)	(597)	(633)	(605)
Costs to achieve Transform	(11)	(8)	(9)	(15)	(2)	(9)	-	-
UK bank levy	-	-	-	(42)	-	-	-	(34)
Total operating expenses	(584)	(553)	(546)	(673)	(607)	(606)	(633)	(639)
Other net income	2	2	4	-	3	4	1	12
Profit before tax	272	244	240	203	299	283	264	273

Investment Bank[1]
Investment Banking fees	410	661	513	571	526	488	575	621
Lending	137	66	103	68	42	141	74	42
Banking	547	727	616	639	568	629	649	663
Credit	255	270	346	231	308	239	479	248
Equities	395	629	591	421	524	750	602	419
Macro	470	504	552	494	457	689	940	609
Markets	1,120	1,403	1,489	1,146	1,289	1,678	2,021	1,276
Banking & Markets	1,667	2,130	2,105	1,785	1,857	2,307	2,670	1,939
Other	(2)	24	(2)	(3)	(6)	(7)	(7)	(8)
Total income	1,665	2,154	2,103	1,782	1,851	2,300	2,663	1,931
Credit impairment (charges)/releases and other provisions	(5)	7	19	(6)	(10)	10	28	21
Net operating income	1,660	2,161	2,122	1,776	1,841	2,310	2,691	1,952
Operating expenses	(1,306)	(1,442)	(1,501)	(1,606)	(1,373)	(1,429)	(1,764)	(1,360)
Costs to achieve Transform	(70)	(152)	(130)	(71)	(3)	-	(116)	-
UK bank levy	-	-	-	(236)	-	-	-	(139)
Total operating expenses	(1,376)	(1,594)	(1,631)	(1,913)	(1,376)	(1,429)	(1,880)	(1,499)
Profit/(loss) before tax	284	567	491	(137)	465	881	811	453

Head Office
Total income/(expense)	56	78	81	227	(81)	(24)	20	(20)
Credit impairment releases/(charges) and other provisions	-	-	-	3	-	-	-	(1)
Net operating income/(expense)	56	78	81	230	(81)	(24)	20	(21)
Operating expenses	(13)	(76)	(15)	(47)	(25)	(25)	(16)	(70)
Costs to achieve Transform	-	5	(7)	(22)	-	5	(5)	-
UK bank levy	-	-	-	(29)	-	-	-	(26)
Total operating expenses	(13)	(71)	(22)	(98)	(25)	(20)	(21)	(96)
Other net (expense)/income	(3)	(1)	1	7	(1)	(5)	3	1
Profit/(loss) before tax	40	6	60	139	(107)	(49)	2	(116)

1

2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

Barclays PLC	19

Appendix II – Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated as annualised profit for the period attributable to ordinary equity holders of the parent (adjusted for the offset by the tax credit recorded in reserves in respect of coupons on other equity instruments) divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses, apart from Africa Banking (see below). Average allocated equity has been calculated as 10.5% of average CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The excess of allocated Group equity, reflecting CRD IV fully loaded Common Equity Tier 1 capital ratio of 10.2% as at 30 September 2014 being below 10.5%, is allocated as negative equity to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

For Africa Banking the equity used for return on average equity is Barclays share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as the Barclays’ goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis but excludes both the Barclays’ goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.

	Nine Months Ended 30.09.14	Nine Months Ended 30.09.13[1]
Return on Average Equity	%	%
Personal and Corporate Banking	12.5	10.8
Barclaycard	18.5	16.5
Africa Banking	9.6	9.6
Investment Bank	4.9	11.4
Barclays Core excluding Head Office	10.3	11.6
Head Office impact[2]	0.2	1.7
Barclays Core	10.5	13.3
Barclays Non-Core impact[2]	(4.2)	(6.7)
Barclays Group adjusted total	6.3	6.6
Barclays Group statutory total	3.8	3.1

	Nine Months Ended 30.09.14	Nine Months Ended 30.09.13[1]
Return on Average Tangible Equity	%	%
Personal and Corporate Banking	16.7	14.1
Barclaycard	23.0	21.2
Africa Banking	13.2	13.3
Investment Bank	5.1	11.8
Barclays Core excluding Head Office	12.4	13.9
Head Office impact[2]	0.4	3.0
Barclays Core	12.8	16.9
Barclays Non-Core impact[2]	(5.4)	(9.2)
Barclays Group adjusted total	7.4	7.7
Barclays Group statutory total	4.4	3.6

1

2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2

Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group  respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.

Barclays PLC	20

Appendix II – Performance Management

	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13[1]
Profit/(Loss) Attributable to Ordinary Equity Holders of the Parent[2]	£m	£m
Personal and Corporate Banking	1,629	1,399
Barclaycard	805	653
Africa Banking	272	325
Investment Bank	559	1,381
Head Office	(11)	(279)
Barclays Core	3,254	3,479
Barclays Non-Core	(629)	(896)
Barclays Group adjusted total[4]	2,625	2,583
Barclays Group statutory total	1,542	1,182
	Average Allocated Equity
	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13
	£bn	£bn
Personal and Corporate Banking	17.3	17.3
Barclaycard	5.8	5.3
Africa Banking	3.8	4.5
Investment Bank	15.3	16.2
Head Office[3]	(0.8)	(8.3)
Barclays Core	41.4	35.0
Barclays Non-Core	13.8	17.4
Barclays Group adjusted total	55.2	52.4
Barclays Group statutory total	54.4	51.5
	Average Allocated Tangible Equity
	Nine Months Ended	Nine Months Ended
	30.09.14	30.09.13
	£bn	£bn
Personal and Corporate Banking	13.0	13.2
Barclaycard	4.7	4.1
Africa Banking	2.7	3.3
Investment Bank	14.6	15.6
Head Office[3]	(1.2)	(8.8)
Barclays Core	33.8	27.4
Barclays Non-Core	13.6	17.1
Barclays Group adjusted total[5]	47.4	44.5
Barclays Group statutory total	46.6	43.7

1	2013 adjusted income and profit before tax has been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.
2	The profit after tax attributable to other equity holders of £170m (2013: £nil) is offset by a tax credit recorded in reserves of £36m (2013: £nil) allocated across the businesses. The net amount of £134m, along with NCI, is deducted from profit after tax in order to calculate return on average tangible shareholders’ equity and return on average shareholders’ equity. Hence, 2014 attributable profit of £2,588m has been adjusted for the tax credit recorded in reserves of £36m (2013: £nil).
3	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.
4	Adjusted Barclays Group profit excludes the post-tax impact of the provisions for PPI and interest rate hedging redress of £910m (2013: £2,000m); the gain on US Lehman acquisition assets of £461m (2013:£259m); the provision for ongoing investigations into Foreign Exchange of £500m (2013: nil), the own credit adjustment of £96m gain (2013: £125m loss); and the loss on announced sale of the Spanish business of £364m (2013: £nil).
5	Adjusted Barclays Group average allocated equity and average allocated tangible equity exclude the cumulative impact of own credit charge on retained earnings.

Barclays PLC	21

Appendix II – Performance Management

Margins and Balances

	Nine Months Ended 30.09.14			Nine Months Ended 30.09.13
	Net Interest Income	Average Customer Assets	Net Interest Margin	Net Interest Income	Average Customer Assets	Net Interest Margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	4,679	209,284	2.99	4,390	201,655	2.91
Barclaycard	2,287	34,050	8.98	2,112	31,224	9.04
Africa Banking	1,547	34,720	5.96	1,707	39,482	5.78
Total Personal and Corporate Banking, Barclaycard and Africa Banking	8,513	278,054	4.09	8,209	272,361	4.03
Other	613			284
Total Net Interest Income	9,126			8,493

—	Total PCB, Barclaycard and Africa Banking net interest income increased 4% to £8,513m due to:

–	An increase in average customer assets to £278.1bn (2013: £272.4bn) with growth in PCB mortgages and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP

–	Net interest margin increased 6bps to 4.09% primarily due to savings income in Personal Banking

—

Group net interest income increased to £9.1bn (2013: £8.5bn) including structural hedge contributions of £1.2bn (2013: £1.2bn). Equity structural hedge income increased as the weighted average life of the hedge was extended. This was offset by lower product structural hedges driven by the maintenance of the hedge in a continuing low rate environment

Quarterly Analysis for PCB, Barclaycard and Africa Banking

	Quarter Ended 30.09.14			Quarter Ended 30.06.14			Quarter Ended 30.09.13
	Net Interest Income	Average Customer Assets	Net Interest Margin	Net Interest Income	Average Customer Assets	Net Interest Margin	Net Interest Income	Average Customer Assets	Net Interest Margin
	£m	£m	%	£m	£m	%	£m	£m	%
Personal and Corporate Banking	1,622	210,859	3.05	1,529	209,040	2.93	1,530	203,887	2.98
Barclaycard	787	35,308	8.84	754	33,904	8.92	727	31,690	9.10
Africa Banking	540	35,026	6.12	504	34,660	5.83	567	37,634	5.98
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,949	281,193	4.16	2,787	277,604	4.03	2,824	273,211	4.10

Barclays PLC	22

Appendix III – Consolidated Summary Income Statement, Balance Sheet and Statement of Changes in Equity

Consolidated Summary Income Statement

	Nine Months Ended	Nine Months Ended
Continuing Operations	30.09.14	30.09.13
	£m	£m
Total income net of insurance claims	20,267	21,391
Credit impairment charges and other provisions	(1,595)	(2,353)
Net operating income	18,672	19,038

Staff costs	(8,377)	(9,210)
Administration and general expenses	(6,219)	(6,934)
Operating expenses	(14,596)	(16,144)

Loss on disposal of undertakings and share of results of associates and joint ventures	(354)	(43)
Profit before tax	3,722	2,851
Tax	(1,496)	(1,040)
Profit after tax	2,226	1,811

Attributable to:
Ordinary equity holders of the parent	1,505	1,182
Other equity holders	170	-
Total equity holders	1,675	1,182
Non-controlling interests	551	629
Profit after tax	2,226	1,811

Earnings per Share from Continuing Operations
Basic earnings per ordinary share[1]	9.4p	8.7p

1

The profit after tax attributable to other equity holders of £170m (2013: £nil) is offset by a tax credit recorded in reserves of £36m (2013: £nil). The net amount of £134m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Barclays PLC	23

Appendix III – Consolidated Summary Income Statement, Balance Sheet and Statement of Changes in Equity

Consolidated Summary Balance Sheet	As at	As at	As at
Assets	30.09.14	30.06.14	31.12.13
	£m	£m	£m
Cash, balances at central banks and items in the course of collection	53,783	45,793	46,969
Trading portfolio assets	122,309	128,812	133,069
Financial assets designated at fair value	43,324	39,746	38,968
Derivative financial instruments	382,695	333,220	350,300
Available for sale financial investments	87,891	87,224	91,756
Loans and advances to banks	45,055	43,448	39,422
Loans and advances to customers	437,756	442,549	434,237
Reverse repurchase agreements and other similar secured lending	158,392	171,934	186,779
Goodwill and intangible assets	7,988	7,878	7,685
Other assets[1]	26,537	14,295	14,443
Total assets	1,365,730	1,314,899	1,343,628

Liabilities
Deposits and items in the course of collection due to banks	63,494	64,125	56,974
Customer accounts	441,612	443,638	431,998
Repurchase agreements and other similar secured borrowing	160,474	173,669	196,748
Trading portfolio liabilities	53,819	56,815	53,464
Financial liabilities designated at fair value	60,660	62,248	64,796
Derivative financial instruments	379,114	326,501	347,118
Debt securities in issue	87,736	83,832	86,693
Subordinated liabilities	20,418	19,301	21,695
Other liabilities[1]	31,875	19,745	20,193
Total liabilities	1,299,202	1,249,874	1,279,679

Equity
Called up share capital and share premium	20,730	20,655	19,887
Other reserves	827	(154)	249
Retained earnings	33,697	33,241	33,186
Shareholders’ equity attributable to ordinary shareholders of the parent	55,254	53,742	53,322
Other equity instruments	4,317	4,326	2,063
Total equity excluding non-controlling interests	59,571	58,068	55,385
Non-controlling interests	6,957	6,957	8,564
Total equity	66,528	65,025	63,949

Total liabilities and equity	1,365,730	1,314,899	1,343,628

1	Other assets include £14bn of loans and other liabilities include £8bn of deposits relating to the Spanish business, which are now held for sale.

Barclays PLC	24

Appendix III – Consolidated Summary Income Statement, Balance Sheet and Statement of Changes in Equity

Consolidated Statement of Changes in Equity

Nine Months Ended 30.09.14	Called up Share Capital and Share Premium	Other Equity Instruments	Other Reserves[1]	Retained Earnings	Total	Non- controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2014	19,887	2,063	249	33,186	55,385	8,564	63,949
Profit after tax	-	170	-	1,505	1,675	551	2,226
Other comprehensive profit after tax for the period	-	-	625	296	921	(127)	794
Issue of shares	843	-	-	533	1,376	-	1,376
Issue and exchange of equity instruments	-	2,263	-	(155)	2,108	(1,527)	581
Dividends	-	-	-	(892)	(892)	(462)	(1,354)
Coupons paid on other equity instruments	-	(170)	-	36	(134)	-	(134)
Treasury shares	-	-	(47)	(794)	(841)	-	(841)
Other movements	-	(9)	-	(18)	(27)	(42)	(69)
Balance at 30 September 2014	20,730	4,317	827	33,697	59,571	6,957	66,528

Three Months Ended 30.09.14	Called up Share Capital and Share Premium	Other Equity Instruments	Other Reserves	Retained Earnings	Total	Non- controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 July 2014	20,655	4,326	(154)	33,241	58,068	6,957	65,025
Profit after tax	-	80	-	379	459	161	620
Other comprehensive profit after tax for the period	-	-	961	112	1,073	(1)	1,072
Issue of shares	75	-	-	154	229	-	229
Issue and exchange of equity instruments	-	-	-	-	-	-	-
Dividends	-	-	-	(164)	(164)	(128)	(292)
Coupons paid on other equity instruments	-	(80)	-	17	(63)	-	(63)
Treasury shares	-	-	20	(19)	1	-	1
Other movements	-	(9)	-	(23)	(32)	(32)	(64)
Balance at 30 September 2014	20,730	4,317	827	33,697	59,571	6,957	66,528

1	Other Reserves includes currency translation reserve of £(1.3)bn, available for sale investments of £0.6bn, cash flow hedge reserve of £0.6bn, other reserves and treasury shares of £0.9bn.

Barclays PLC	25

Appendix IV – Capital

CRD IV Capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Capital Ratios	As at 30.09.14	As at 30.06.14
Fully Loaded Common Equity Tier 1	10.2%	9.9%
PRA Transitional Common Equity Tier 1[1]	10.0%	9.8%
PRA Transitional Tier 1	12.9%	12.7%
PRA Transitional Total Capital	16.4%	16.0%

Capital Resources	£m	£m
Shareholders’ equity (excluding non controlling interests) per the balance sheet	59,571	58,068
- Less: Other equity instruments (recognised as AT1 capital)	(4,317)	(4,326)
Adjustment to retained earnings for foreseeable dividends	(787)	(596)

Minority interests (amount allowed in consolidated CET1)	1,182	1,171

Other regulatory adjustments and deductions:
Additional value adjustments	(2,641)	(2,492)
Goodwill and intangible assets[2]	(7,953)	(7,828)
Deferred tax assets that rely on future profitability excluding temporary differences	(945)	(1,062)
Fair value reserves related to gains or losses on cash flow hedges[2]	(617)	(532)
Excess of expected losses over impairment	(1,914)	(2,036)
Gains or losses on liabilities at fair value resulting from own credit[2]	581	612
Other regulatory adjustments	(88)	(172)
Direct and indirect holdings by an institution of own CET1 instruments	(27)	(25)
Fully loaded CET1 capital	42,045	40,782
Regulatory adjustments relating to unrealised gains[2]	(604)	(513)
PRA Transitional CET1 capital	41,441	40,269

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	4,317	4,326
Qualifying AT1 capital (including minority interests) issued by subsidiaries	7,549	7,592
Less instruments issued by subsidiaries subject to phase out	(106)	(114)
Other regulatory adjustments and deductions	(6)	(28)
Transitional Additional Tier 1 capital	11,754	11,776
PRA Transitional Tier 1 capital	53,195	52,045

Tier 2 (T2) capital
Capital instruments and related share premium accounts	771	-
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,856	13,783
Other regulatory adjustments and deductions	(93)	(85)
PRA Transitional Total regulatory capital	67,729	65,743

Risk weighted assets	412,892	410,987

1	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.1% based on £50bn of transitional CRD IV CET1 capital and £413bn RWAs. This is calculated as CET1 capital as adjusted for the transitional relief (£50.0bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: goodwill and intangibles (£6.4bn), deferred tax asset (£0.8bn), debit valuation adjustment (£0.1bn), expected losses over impairment (£1.5bn) and excess minority interest (£0.2bn), partially offset by the defined benefit pension adjustment(£0.4bn) and the removal of AFS gain (£0.6bn).
2	The capital impacts of these items are net of tax.

Barclays PLC	26

Appendix IV - Capital

Movement in fully loaded Common Equity Tier 1 (CET1) Capital	Three Months
Ended
30.09.14
£m
Opening Common Equity Tier 1 capital	40,782

Profit for the period	459
Movement in own credit[1]	(31)
Movement in dividends	(418)
Retained regulatory capital generated from earnings	10

Movement in reserves - net impact of share awards	229
Movement in available for sale reserves	93
Movement in currency translation reserves	783
Movement in retirement benefits	113
Other reserves movements	(23)
Movement in other qualifying reserves	1,195

Minority interests	11
Additional value adjustments	(149)
Goodwill and intangible assets[1]	(125)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	117
Excess of expected loss over impairment	122
Direct and indirect holdings by an institution of own CET1 instruments	(2)
Other regulatory adjustments	84
Movement in regulatory adjustments and deductions	58

Closing Common Equity Tier 1 capital	42,045

—	The fully loaded Common Equity Tier 1 (CET1) ratio increased to 10.2% (June 2014: 9.9%) reflecting an increase in CET1 capital of £1.3bn to £42.0bn, due to

-	£0.5bn of capital generated from profits in the period, largely offset by the impact of dividends paid and regulatory foreseeable dividends

-	£0.8bn increase in the currency translation reserve as GBP weakened against USD

—	Transitional total capital increased by £2bn to £67.7bn. In addition to the increases in CET1 there was a T2 capital issuance of $1.25bn of fixed rate subordinated notes

—	RWAs remained broadly stable at £413bn (June 2014: £411bn), with growth across Core businesses and the impact of currency movements, partially offset by a decrease in Non-Core

—

As at 30 September 2014, Barclays’ fully loaded Tier 1 capital was £46,609m, and the fully loaded Tier 1 ratio was 11.3%. Fully loaded total regulatory capital was £63,482m and the fully loaded total capital ratio was 15.4%. The fully-loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV

—

The PRA transitional capital is based on guidance provided in the December 2013 publication of PS 7/13[2], reflecting the minimum Capital Requirements Regulation (CRR) transitional path for the grandfathering of existing capital instruments within certain limits

1	The capital impacts of these items are net of tax.
2	PS 7/13 refers to PRA policy statement PS7/13 on strengthening capital standards published in December 2013.

Barclays PLC	27

Appendix V - Leverage

Leverage ratio requirements

On 10 October 2014, the European Commission adopted the delegated act to reflect the Basel Committee’s revised standards for calculating the leverage ratio as outlined in BCBS 270. The adoption of the delegated act by the Commission triggered a three month scrutiny period, with the possibility of a further three month extension, within which the European Parliament or European Council can reject the act.

In June 2014, the PRA issued Supervisory Statement 3/13 which requires certain UK Banks to meet a 3% fully loaded leverage ratio based on the revised Basel 3 leverage calculation from 1 July 2014.

Barclays calculates its Basel 3 leverage ratio based on its understanding of the revised Basel standards and the requirements contained in the delegated act which reflect the most current understanding of implementation of the Basel standards in the European Union. The final rules may result in a different calculation methodology should the European Parliament or European Commission reject the delegated act.

Estimated BCBS 270 Leverage Impact	As at 30.09.14	As at 30.06.14
Leverage exposure	£bn	£bn

Accounting assets
Derivative financial instruments	383	333
Cash collateral	60	60
Reverse repurchase agreements	158	172
Loans and advances and other assets	765	750
Total IFRS assets	1,366	1,315

Derivatives adjustments
Derivatives netting	(345)	(298)
Adjustments to cash collateral	(42)	(31)
Net written credit protection	28	29
Potential Future Exposure on derivatives	195	195
Total derivatives adjustments	(164)	(105)

Securities financing transactions adjustments	34	56

Regulatory deductions and other adjustments	(22)	(18)
Weighted off balance sheet commitments	110	105

Total fully loaded leverage exposure	1,324	1,353

CRD IV common equity tier 1 capital	42.0	40.8
CRD IV additional tier 1 capital	4.6	4.6
CRD IV tier 1 capital	46.6	45.4

Fully loaded leverage ratio	3.5%	3.4%

—	The BCBS 270 leverage exposure decreased by £29bn to £1,324bn

–

IFRS derivatives increased £50bn to £383bn, which was broadly offset by a £47bn increase in allowable netting to £345bn. Eligible cash collateral netting increased £11bn to £42bn, driven by business activity and optimisations

–	IFRS reverse repurchase agreements decreased £14bn to £158bn and Securities Financing Transactions (SFT) adjustments reduced £22bn to £34bn due to lower match book trading and optimisations

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Appendix VI - Credit Risk

Analysis of Loans and Advances and Impairment

As at 30.09.14	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges[1]	Loan Loss Rates[2]
	£m	£m	£m	£m	%	£m	bps

Personal & Corporate Banking	144,466	1,143	143,323	2,490	1.7	203	19
Africa Banking	20,897	694	20,203	1,124	5.4	217	139
Barclaycard	36,506	1,703	34,803	1,723	4.7	821	301
Barclays Core	201,869	3,540	198,329	5,337	2.6	1,241	82

Barclays Non-Core	23,464	554	22,910	1,489	6.3	137	52
Total Group Retail	225,333	4,094	221,239	6,826	3.0	1,378	78

Investment Bank	123,098	37	123,061	44	-	(21)	(2)
Personal & Corporate Banking	78,324	640	77,684	1,759	2.2	156	27
Africa Banking	16,219	249	15,970	631	3.9	53	44
Head Office and Other Operations	3,294	-	3,294	-	-	-	-
Barclays Core	220,935	926	220,009	2,434	1.1	188	11

Barclays Non-Core	42,157	594	41,563	938	2.2	61	19
Total Group Wholesale	263,092	1,520	261,572	3,372	1.3	249	13

Group Total	488,425	5,614	482,811	10,198	2.1	1,627	43

Traded Loans	2,285	n/a	2,285
Loans and advances designated at fair value	19,397	n/a	19,397

Loans and advances held at fair value	21,682	n/a	21,682

Total loans and advances	510,107	5,614	504,493

As at 30.06.14
Personal & Corporate Banking	143,839	1,302	142,537	2,648	1.8	133	19
Africa Banking	20,820	700	20,120	1,175	5.6	167	162
Barclaycard	34,854	1,607	33,247	1,606	4.6	537	311
Barclays Core	199,513	3,609	195,904	5,429	2.7	837	85

Barclays Non-Core	37,383	823	36,560	2,233	6.0	101	54
Total Group Retail	236,896	4,432	232,464	7,662	3.2	938	80

Investment Bank	117,259	31	117,228	43	-	(26)	(4)
Personal & Corporate Banking	80,451	611	79,840	1,852	2.3	97	24
Africa Banking	15,263	263	15,000	633	4.1	29	38
Head Office and Other Operations	2,496	-	2,496	-	-	-	-
Barclays Core	215,469	905	214,564	2,528	1.2	100	9

Barclays Non-Core	40,598	1,629	38,969	2,705	6.7	72	36
Total Group Wholesale	256,067	2,534	253,533	5,233	2.0	172	14

Group Total	492,963	6,966	485,997	12,895	2.6	1,110	45

Traded Loans	3,074	n/a	3,074
Loans and advances designated at fair value	18,454	n/a	18,454
Loans and advances held at fair value	21,528	n/a	21,528

Total loans and advances	514,491	6,966	507,525

1	Excludes impairment charges on available for sale investments and reverse repurchase agreements.
2	Loan Loss Rate calculation includes the gross loans and advances for Barclays Non-Core (Retail: £11,777m, Wholesale: £1,694m) that have been reclassified to held for sale following the agreement to sell the Spanish businesses to Caixabank S.A.

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Appendix VII - Other Information

Other Information

Results Timetable[1]	Date
Ex-dividend date	6 November 2014
Dividend Record date	7 November 2014
Scrip reference share price set and made available to shareholders	13 November 2014

Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	21 November 2014
Dividend Payment date /first day of dealing in New Shares	12 December 2014
2014 Full Year Results Release and Audited Annual Report	3 March 2015

For qualifying US and Canadian resident ADR holders, the third interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the third interim dividend on 12 December 2014 to ADR holders on the record at close of business on 7 November 2014. The ex-dividend date will be 5 November 2014.

Exchange Rates[2]	Nine Months Ended 30.09.14	Nine Months Ended 30.09.13	% Change[3]
Period end - USD/GBP	1.62	1.62	0%
Average - USD/GBP	1.67	1.54	8%
3 Month Average - USD/GBP	1.67	1.55	8%
Period end - EUR/GBP	1.28	1.19	8%
Average - EUR/GBP	1.23	1.17	5%
3 Month Average - EUR/GBP	1.26	1.17	8%
Period end - ZAR/GBP	18.32	16.21	13%
Average - ZAR/GBP	17.87	14.62	22%
3 Month Average - ZAR/GBP	17.98	15.48	16%

Share Price Data	30.09.14	30.06.14	30.09.13
Barclays PLC (p)	227.45	212.80	265.50
Barclays PLC number of shares (m)	16,453	16,417	16,113
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	154.13	161.50	147.40
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: Barclays.com

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3	The change is the impact to GBP reported information.
4	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.

Barclays PLC	30

Appendix VIII - Glossary

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined the Capital Requirements Regulation.

‘Additional Tier 1 (AT1) securities’ Securities that are traded as additional tier 1 (AT1) capital in the context of CRD IV.

‘Adjusted attributable profit’ Adjusted profit, after tax and non-controlling interests’ share, attributable to the shareholders of Barclays’ PLC.

‘Adjusted basic earnings per share’ Basic earnings per share, based on adjusted attributable earnings.

‘Adjusted compensation: net operating income’ Compensation costs as a proportion of adjusted net operating income (adjusted income less credit impairment charges and other provisions).

‘Adjusted cost: income ratio’ Adjusted operating expenses (defined below) compared to adjusted income (defined below).

‘Adjusted gross leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 capital’.

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, and gain on disposal of the investment in BlackRock, Inc.

‘Adjusted total operating expenses’ Total operating expenses adjusted to exclude the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress, provision for ongoing regulatory investigations into Foreign Exchange and goodwill impairment.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, provisions for Payment Protection Insurance and claims management costs (PPI redress) and interest rate hedging redress, gain on US Lehman acquisition assets, Provision for ongoing investigations into Foreign Exchange, loss on announced sale of the Spanish business and goodwill impairment.

‘Adjusted return on average risk weighted assets’ Annualised adjusted profit after tax as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Annualised adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Adjusted return on average tangible shareholders’ equity’ Annualised adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

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‘Advanced Measurement Approach’ Under Basel II, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) Advanced Measurement Approaches (AMA). Under AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa previously reported within Barclaycard, the Investment Bank, Corporate banking and Wealth Management. The Africa head office function is also included in Africa Banking. This combined Africa Banking business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting African business comprises the Barclays Africa group limited (BAGL) listed entity, together with Barclays Egypt and Zimbabwe businesses.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Residential Mortgage-Backed Securities (RMBS)’ RMBS Securities issued by government-sponsored institutions.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed accounts’ Arrears Managed accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

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‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + … )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Iberia and Scandinavia.

‘Barclays Core’ The Core Barclays business of Personal and Corporate Banking, Barclaycard, Africa Banking and the Investment Bank, along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down, over time. See also ‘Barclays Core’

‘Basel 2’ The second of the Basel accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 2.5’ The update to the Basel framework which includes changes to capital and disclosure requirements for securitisation and market risk.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘BCBS 270 leverage exposure’ The denominator of the internationally agreed Basel III leverage ratio. The exposure measure makes certain adjustments to Total assets under IFRS in accordance with the requirements stated in BCBS 270 (“Basel III leverage ratio framework and disclosure requirements”) and Barclays’ understanding of the expected implementation of BCBS 270 by European legislators outlined in the European Commission’s adopted delegated act. See the “Estimated Leverage” table on page 28 for a reconciliation of the adjustments made to the IFRS balance sheet in arriving at this measure.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

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‘BIPRU’ The Prudential sourcebook for Banks Building Societies and Investment Firms maintained by the FCA.

‘Book quality’ In the context of the Funding Risk, Capital section, changes in RWAs caused by factors such as underlying customer behavior or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Non Core Businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Personal and Corporate Banking that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Additional Common Tier 1 capital required to be held under Basel III rules to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio and Tier 1 capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

Barclays PLC	34

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial mortgages’ In the context of Exit Quadrant assets, securities that represent interests in a group of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

‘Common Equity Tier 1 (CET 1) ratio’ A measure of the Group’s common equity capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation paid to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Constant Currency Basis’ Excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the holder’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the PRA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate Banking’ A business unit that provided banking services to global clients across Europe, Africa, Asia, and the US, and local clients in the UK and South Africa. These services encompass Debt, Cash and Trade Finance. This business is no longer a separately reported operating segment following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Corporate derivatives’ In the context of Exit Quadrant assets, derivative exposure relating to Corporate counterparties primarily cross currency and interest rate swaps written in 2010 or earlier. This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014.

Barclays PLC	35

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives which drive Barclays ambition to become the “Go-To” Bank.

‘Cost to income jaws’ Relationship of the percentage change movement in total operating expenses relative total income net of insurance claims

‘Counter-Cyclical Capital Buffer (CCCB)’ Regulatory Capital of up to 2.5% of risk weighted assets that is required to be held under Basel III rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Counterparty credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the credit risk disclosures, impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. An EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV has come into effect on 1 January 2014.

‘CRD IV leverage exposure’ An estimated prudential exposure measure, reported on the basis set out in Article 429 of CRD IV.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate risk weighted assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit enhancements’ See ‘Liquidity and Credit enhancements’

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets.

Barclays PLC	36

The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents Credit and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; Collateral, Netting and set-off, and Risk Transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer asset margin’ Net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer liability margin’ Net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank.

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‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Derivative replacement costs’ The replacement cost of a derivative is usually its fair value determined in accordance with the relevant accounting requirements.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used within Personal and Corporate Banking to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total EPS.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Edcon (acquisition)’ A portfolio of store card receivables purchased from Edcon, a South African retailer, in 2012.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

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‘Enterprise Risk Management Framework (ERMF)’ Barclays Risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity options and equity futures, and derivatives based on an index, such as the FTSE 100. .

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provided retail banking and credit card services in Spain, Italy, Portugal and France. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union. ESMA replaced the Committee of European Securities Regulators (CESR) on 1 January 2011.

‘Excess minority interest’ The proportion of excess capital of a subsidiary that relates to third parties which is deducted from accounting non-controlling interest to give eligible minority interest to be included in own funds.

‘Exit Quadrant’ Businesses identified by the Strategic Review that are unlikely to achieve sustainable returns or are operating in markets of low attractiveness. These businesses have a clear path to exit. This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Exit Quadrant Risk Weighted Assets / RWAs’ Risk weighted assets associated with the Exit Quadrant. This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

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‘Exposure At Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to the Capital Requirements Directives (CRD).

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘Financial Collateral Comprehensive Method (FCCM)’ In the context of risk weighted assets, a method for calculating the effects of credit risk mitigation in the form of financial collateral.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing. This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

Forbearance Programmes for Credit Cards Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 4 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months;Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ Derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

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‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the FSA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due or meet regulatory liquidity requirements (Liquidity Risk), or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘General Prudential Sourcebook (GENPRU)’ Along with the “Prudential sourcebook for Banks, Building Societies and Investment Firms” (BIPRU), GENPRU contains the rules that implement the Capital Requirements Directive in the United Kingdom.

‘Globally-Systemically Important Institutions (G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

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‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Personal and Corporate Banking that provide banking and other services to high net worth customers.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as credit risk loans (defined above) and comprise loans where individually identified impairment allowances have been raised and also includes loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

Insurance Risk The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ one of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s

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internal rating methodology for credit exposures to those of an external credit assessment institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘IMM’ / ‘Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Internal-Ratings Based (IRB)’ An approach under the Basel 2 framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘AIRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ Consists of origination led and returns focused markets and banking business.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, Debt and Equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio, including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio (LCR) high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

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‘Leverage ratio’ A measure prescribed by the regulators under Basel 3, which is the ratio of CRD IV Tier 1 capital to total leverage exposure.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel 3 rules require this ratio to be at least 100% and it is expected to apply from 2015.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC), incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts calculated for PCB, Africa Banking, Barclaycard and Non-Core Retail. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, Currency and Commodities income.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

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‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

‘Methodology and policy’ In the context of the Funding Risk, Capital section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

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‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer generated margin’ / ‘Non-customer margin’ Non-customer interest income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA / PRA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from these risks.

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‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal and Corporate Banking’ An operating segment that combines core elements of UK Retail and Business Banking, global Wealth and Investment Management, and global Corporate Banking. Transfers to the Non-Core segment include the UK retail insurance underwriting and investment businesses; selected non-core corporate banking in Europe and the Middle East and certain long-dated corporate loans; local Wealth operations in certain overseas locations; and certain asset management businesses. The African businesses of Corporate Banking and Wealth Management have been moved to Africa Banking.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The Basel II framework is made up of three pillars. Pillar 3 covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

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‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA (/FSA) waivers’ PRA(/FSA) approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the FSA/PRA.

‘Pre CRD IV Rates’ Derivatives entered into in the regulatory environment period prior to CRD IV included in the Exit Quadrant. The Exit Quadrant is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, stress testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Properties in Possession held as ’Loans and Advances to Customers’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

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‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA is a subsidiary of the Bank of England.

‘Prudent valuation adjustment’ A calculation which adjusts the accounting values of trading book positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying holdings’ In the context of regulatory capital deductions, refers to the application of the rules on deducting investments in non-financial companies from regulatory capital as defined by chapter 2 in the General Prudential sourcebook.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). Includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Real Estate Mortgage Investment Conduits (Re-REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as this may take several months whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (repo)’ / ‘reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

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‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under PRA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Rest of World’ The operations of Corporate Banking in Africa and Asia. This information is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average risk weighted assets’ Statutory profit as a proportion of average risk weighted assets.

‘Return on average shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Risk Appetite’ Risk Appetite is defined as the level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX) was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

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‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ / ‘Securitisations’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘Securitised Products’ A business within Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond or derivative) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach is detailed in BIPRU 4.5.

‘South Africa’ The operations of Africa Banking based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Special Purpose Entities (SPEs)’ / ‘Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

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–	Derivative transactions to provide investors in the SPE with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standards & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

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‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the E-R-M process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined the Capital Requirements Regulation.

‘Total capital ratio’ Total regulatory capital as a percentage of risk weighted assets.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Turnbull guidance’ The Turnbull guidance sets out best practice on internal control for UK listed companies, and assists them in applying section C.2 of the Combined Code on Corporate Governance.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK Retail and Business Banking (UK RBB)’ A business segment consisting of the UK high street bank providing current accounts, savings products, Woolwich branded mortgages, unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated

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using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Wealth and Investment Management (WIM)’ Provides a full range of wealth management services to affluent and high net worth clients globally, including banking, credit, investments and advisory services. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write down’ After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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